EXECUTION COPY

AMENDMENT TO PURCHASE AGREEMENT

        This Amendment to Purchase Agreement dated December 31, 2004 (this “Amendment”) is made between GENERAL ELECTRIC COMPANY, a New York corporation (“GE”) and REGAL-BELOIT CORPORATION, a Wisconsin corporation (the “Acquiror”). GE and the Acquiror are collectively referred to in this Amendment as the “Parties”.

PRELIMINARY STATEMENTS

    A.        The Parties entered into that certain Purchase Agreement dated November 14, 2004 (the “Agreement”).

    B.        The Parties desire to amend the Agreement, upon the terms and conditions set forth in this Amendment.

        NOW, THEREFORE, the Parties agree as follows:

1.	Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Agreement.

2.	Section 2.02(a)(v) is amended and restated in its entirety to read as follows:

“(v) all accounts, drafts, notes and other receivables that relate to the Business, including the Sundry Receivables for payroll tax refunds (in the amounts $300,000 and $105,000, respectively) currently accrued on the balance sheets of the Mexican Business Subsidiaries;"

3.	The last sentence of Section 2.04 of the Agreement is deleted in its entirety and replaced with the following:

p; “The Closing between the parties shall occur on December 31, 2004 at the offices of Sidley Austin Brown & Wood in Chicago, Illinois at 8:00 AM eastern standard time; provided that the Closing shall take effect at 11:59 PM eastern standard time on the Closing Date. At the Closing, the Acquiror agrees to use its commercially reasonable best efforts to cause the cash portion of the Purchase Price and the other funds contemplated by Section 2.08(a)(i) to be wired and transferred to GE’s account at the financial institution designated by GE as soon as reasonably practicable after the bank wires open on the Closing Date. In the event that GE has not received such funds by 10:00 AM eastern standard time on the Closing Date, the Acquiror agrees, upon the request of GE, to use its commercially reasonable efforts to cause its financial institution transmitting such funds to issue a check or bank draft in the amount of such funds to GE’s designated representative or take other reasonable steps requested by GE in order to deliver such funds to the possession of GE. The parties shall undertake a pre-Closing review of all Closing deliverables of the parties and identify any actions that must be taken to ensure a timely and efficient Closing on the Closing Date by holding a call amongst representatives of the parties by teleconference on December 30, 2004 at 2:00 PM eastern standard time or such other time as they shall mutually establish.”

4.	Section 2.06(a) of the Agreement is amended and restated in its entirety to read as follows:

(a)	(i) The “Closing Adjustment” shall be the amount specified in the Closing Notice and shall be equal to the amount of Modified Net Current Assets set forth in the Statement of Estimated Closing Modified Net Current Assets less $83,628,000. For purposes of this Agreement, “Modified Net Current Assets” means:

(A) Net Current Assets of the Business, including IBS Receivables; plus

(B) Cash and Cash Equivalents of the Business Subsidiaries; minus

(C) Debt of the Business Subsidiaries, including IBS Debt.

(ii) If the Closing Adjustment is a positive amount, then the Purchase Price paid by the Acquiror shall not be adjusted nor increased by the Closing Adjustment, provided, however GE shall retain Trade Accounts Receivables (as Excluded Assets) in an amount equal to the Closing Adjustment less the amount of Deferred Cash (as hereinafter defined); and provided, further, that to the extent the amount of cash and Cash Equivalents of the Business Subsidiaries exceeds $5,000,000 (the amount of cash and Cash Equivalents of the Business Subsidiaries in excess of $5,000,000 hereinafter, the “Deferred Cash”), the Acquiror shall pay GE the Deferred Cash. The Acquiror shall pay GE the Deferred Cash on January 10, 2005, with interest thereon at a rate of 3.5% per annum from the Closing through the date of payment.

(iii) If the Closing Adjustment is a negative amount, then the Purchase Price paid by the Acquiror as directed by GE at Closing shall be decreased by the absolute value of the Closing Adjustment.”

5.	Section 2.06(b) is amended by inserting at the end of Section 2.06(b) the following:

“In addition, GE may in its discretion no later than 11: 59 PM eastern standard time on December 28, 2004, provide the Acquiror, with an updated and revised Statement of Estimated Closing Modified Net Current Assets, Closing Notice and Closing Indian Balance Sheet based on more current financial information of the Business, which submittals shall supersede and replace the submittals delivered by GE to the Acquiror pursuant to the preceding sentence.”

6.	Section 2.07(xiii) of the Agreement is amended and restated in its entirety to read as follows:

“(xiii) unaudited consolidated balance sheets of the Business at September 30, 2004 and the related unaudited consolidated statements of income of the Business for the nine-month period then ended.”

7.	Section 2.07 of the Agreement is amended by adding the following paragraph (xiv):

“(xiv) the amount of $2,401,721.60, representing the credit due the Acquiror from GE with respect to the mark-to-market of any foreign exchange hedging, futures or options contracts as provided in Section 73 of Section 2.02(a)(iii) of the Disclosure Schedule. The parties shall seek to net out the payments due each party from the other party at the Closing under this Section 2.07(xiv) and Section 2.08(a)(i) in order to eliminate unnecessary wire transfers and facilitate and speed the Closing.”

8.	Section 2.11 of the Agreement, delete the second sentence of the Section and replace with the following:

“If the Post-Closing Adjustment is a positive amount, then the Purchase Price paid by the Acquiror shall not be adjusted nor increased by the Post-Closing Adjustment, provided, however GE shall retain Trade Accounts Receivables (as Excluded Assets) in an amount equal to the Post-Closing Adjustment less the amount of Deferred Cash; and provided, further, that to the extent the amount of cash and Cash Equivalents of the Business Subsidiaries exceeds $5,000,000, the Acquiror shall pay GE the Deferred Cash. The Acquiror shall pay GE the Deferred Cash on January 10, 2005, with interest thereon at a rate of 3.5% per annum from the Closing through the date of payment.”

9.	Section 5.08 of the Agreement is amended and restated in its entirety to read as follows:

“Section 5.08. Intercompany Obligations. GE shall, and shall cause its Affiliates to, take such action and make such payments as may be necessary so that, as of the Closing Date, there shall be no intercompany obligations between the Business Subsidiaries, on the one hand, and GE and its Affiliates (other than the Business Subsidiaries), on the other hand except with respect to the IBS Receivables, the IBS Debt and obligations pursuant to the GE Capital Accounts Payable Program. After the Closing, the Acquiror and GE shall, and shall cause their respective Affiliates to, settle and pay the IBS Receivables, the IBS Debt and obligations pursuant to the GE Capital Accounts Program in accordance with the terms of any written agreement between the parties or, absent a written agreement, customary business practices; provided that in any event the parties shall, and shall cause their respective Affiliates to, settle and pay their respective obligations with respect to the IBS Receivables and the IBS Debt no later than June 30, 2005.”

10.	Section 5.21 of the Agreement, the first sentence is amended and restated to read as follows:

“Within 60 Business Days following the Closing Date, GE shall deliver to the Acquiror an audited balance sheet of the Indian Business Subsidiary as of the Closing Date (the “Audited Indian Balance Sheet”) for the Indian Business Subsidiary for the twelve-month period then ended prepared in accordance with U.S. GAAP, together with the audit report of KPMG LLP (or such other nationally recognized audit firm acceptable to the Acquiror) included therein.”

11.	A new Section 5.23 is added to the Agreement and shall read as follows:

“5.23 IMSS Lawsuit Bond. In connection with the challenge by Sociedad de Motores Domesticos, S. de R.L. de C.V (one of the Mexican Business Subsidiaries)(“SMD”) of the reclassification of the social security contribution rate of SMD to Type IV (manufacturing and assembly of machinery used in the generation and distribution of electric energy), which resulted in SMD’s contribution rate to the Instituto Mexicano del Seguro Social (“IMSS”) being increased from 1.3% to 4.6%, SMD has filed a lawsuit with the Regional Tax Court (the “IMSS Lawsuit”). Pending the issuance of a final judgment in the IMSS Lawsuit, SMD has continued to pay its IMSS quotas applying the rate of 1.3%, and GE has posted, on behalf of SMD, a bond policy in favor of the IMSS to guaranty the payment of the omitted quotas for the pre-Closing period in the event the Tax Court issues a decision adverse to SMD (the “IMSS GE Bond”). GE hereby covenants and agrees that until a final non-appealable judgment is issued with respect to the IMSS Lawsuit, GE shall, or shall cause an Affiliate of GE, at its own cost and expense: (i) keep the IMSS GE Bond in place and in full force and effect, taking any necessary actions, including, but not limited, to increasing and/or replacing the IMSS GE Bond, and (ii) make the IMSS GE Bond available to pay all sums due to the IMSS relating to or arising from an adverse decision to SMD in the IMSS Lawsuit.

12.	Section 10.01(a) of the Agreement is amended by adding at the end of paragraph (a) after subparagraph (iv) the following new subparagraphs:

“(v) without limiting the generality of the foregoing or any Excluded Liability, those matters listed in Item 25. of Section 3.08 of the Disclosure Schedule.”

13.	Section 10.03(b) of the Agreement shall be revised to read as follows:

“(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.03(a) that is a Third Party Claim (other than a claim under Section 10.01(a)(v)(C) [which is set forth in Item 25. of Section 3.08 of the Disclosure Schedule]) (i) for which it is reasonably likely that the amount of the net liability of the Indemnified Party (after giving effect to all indemnification and insurance recoveries, including indemnification hereunder, reasonably likely to be received by the Indemnified Party on account of such claim) will not exceed the amount of the potential indemnification obligation of the Indemnifying Partyand (ii) for which written acknowledgement by the Indemnifying Party that it is obligated to indemnify the Indemnified Party with respect to such claim has been made, the Indemnifying Party may elect to assume the defense and control of any such Third Party Claim but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. In the event the Indemnifying Party elects to assume the defense and control of any such Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence reasonably acceptable to the Indemnified Party and shall take all steps reasonably necessary in the defense or settlement of any such Third Party Claim. If the Indemnifying Party, within thirty (30) days of receipt of notice of a Third Party Claim (or sooner, if the nature of the Third Party Claim so requires), does not elect to assume the defense and control of a Third Party Claim, the Indemnified Party will have the right to undertake the defense and control of such Third Party Claim, provided however that the Indemnified Party may not compromise or settle any claims without the written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed. Following delivery of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.03(a) that is a claim under Section 10.01(a)(v)(C) [which is set forth in Item 25. of Section 3.08 of the Disclosure Schedule] or a Third Party Claim for which it is reasonably likely that the amount of the net liability of the Indemnified Party (after giving effect to all indemnification and insurance recoveries, including indemnification hereunder, reasonably likely to be received by the Indemnified Party on account of such claim) will exceed the amount of the potential indemnification obligation of the Indemnifying Party, the Indemnified Party shall have the right to assume the defense and control of any such Third Party Claim but shall allow the Indemnifying Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. GE or the Acquiror, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, cooperate fully with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party, provided that the Indemnifying Party agrees to (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim.

14.	Section 10.05 of the Agreement shall be revised by inserting after the first sentence of such section a new sentence that shall read as follows:

“For the avoidance of doubt, the parties agree that any penalties, fines, sanctions, closures or administrative arrests required or imposed by any Governmental Authority for any matter covered by Section 10.01(a)(v)(C) [which is set forth in Item 25. of Section 3.08 of the Disclosure Schedule] shall not be deemed to be Consequential Damages.

15.	The defined term “India Transition Services Agreement” is deleted throughout the Agreement, including in Sections 2.07(v), 2.08(vii), 8.01(d), and 8.02(e) and in Exhibit B of the Agreement. The text of Section 5.14(j) of the Agreement and the corresponding reference to Exhibit C-14 are deleted in their entirety and Section 5.14(j) shall be noted as “[RESERVED]". The existing Exhibits C-15 through C-22 shall be renumbered accordingly.

16.	The Agreement and Exhibit B of the Agreement is amended to add the following new definitions:

““Deferred Cash” shall have the meaning set forth in Section 2.06(a)(ii).

“IBS Debt” shall mean financial indebtedness and obligations of the Indian Business Subsidiary to GE and any GE Affiliate.

“IBS Receivables” shall mean any trade and other receivables of the Indian Business Subsidiary due from GE and any GE Affiliate.”

17.	The definition of “Capacitor Products” in the Agreement and as set forth in Exhibit B of the Agreement shall be amended and restated in its entirety to read as follows:

““Capacitor Products” means (i) products, whether manufactured or purchased for resale, listed on Schedule III (Exhibit B) of the Disclosure Schedule for use in power supply, UPS, power conversion, appliance, lighting, transportation, electric motor, heating, ventilation, air conditioning, and refrigeration and other manufacturing-based industries and applications; and (ii) future products whose design is derived from or based on any one or more of the products or the underlying technology of those products referred to in clause (i); provided that Capacitor Products shall not include: (x) any accessories, spare parts and specific components of the type that are designed, manufactured and/or sold on the Closing Date in any business of GE or its Affiliates other than the Capacitor Business; (y) any Raw Materials for any products specified in clauses (i) and (ii), which Raw Materials are of the type that are designed, manufactured and/or sold on the Closing Date in any business of GE or its Affiliates other than the Capacitor Business; or (z) products of the Existing Business Activities designed and sold by any business of GE or its Affiliates and not by the Capacitor Business, which products are or have been manufactured in facilities of the Capacitor Business for such other business of GE or its Affiliates. Capacitors designed and sold as stand-alone capacitors for use in refrigeration applications are not excluded from “Capacitor Products” by this item (z); however, capacitors designed and sold exclusively as component parts of assemblies with PTCR-OLs for use in refrigeration applications are excluded from “Capacitor Products” by this item (z).”

18.	The definition of “HVAC Products” in the Agreement and as set forth in Exhibit B of the Agreement shall be amended and restated in its entirety to read as follows:

““HVAC Products” means (i) the products, whether manufactured or purchased for resale, listed on Schedule II (Exhibit B) of the Disclosure Schedule marketed to the heating, ventilation, air conditioning and commercial refrigeration industries for use in applications including but not limited to furnaces, unitary air conditioning systems, including heat pumps, fan filter boxes, fan powered variable air volume terminals, split and packaged system heating and air conditioning, room air conditioning, packaged terminal air conditioners and other air moving applications in the heating, ventilation, air conditioning and commercial refrigeration industries, and predecessor products of the foregoing; (ii) future products whose design is derived from or based on any one or more of the products referred to in clause (i); and (iii) permanent split capacitor and KH, split phase and 3-phase motors listed on Schedule II (Exhibit B) of the Disclosure Schedule and parts for such motors for use in equipment, air moving and water moving pumps and other applications; provided that HVAC Products shall not include: (w) any accessories, spare parts and specific components of the type that are designed, manufactured and/or sold on the Closing Date in any business of GE or its Affiliates other than the HVAC Business; (x) any Raw Materials for any products specified in clauses (i) – (iii) above, which Raw Materials are of the type that are designed, manufactured and/or sold on the Closing Date in any business of GE or its Affiliates other than the HVAC Business; or (y) products of the Existing Business Activities designed and sold by any business of GE or its Affiliates and not by the HVAC Business, which products are or have been manufactured in facilities of the HVAC Business for such other business of GE or its Affiliates. Products covered by item (y) that are designed and sold by GE Supply are subject to the provisions of the Distribution Agreement.”

19.	The definition of “Debt” in the Agreement and as set forth in Exhibit B of the Agreement shall be amended and restated in its entirety to read as follows:

“Debt”means financial indebtedness for borrowed money from third party lending sources, other than (i) current trade accounts payable included in Total Current Liabilities and incurred in respect of property or services purchased in the ordinary course of business and (ii) any obligations incurred pursuant to the GE Capital Accounts Payable Program or IBS Debt (which amounts will be reflected in the Final Modified Net Current Assets Statement as current trade accounts payable included in Total Current Liabilities). For the avoidance of doubt, capitalized lease obligations shall not constitute Debt for purposes of this Agreement.

20.	The final form of Exhibits A, B and D-H of the Agreement are set forth as Exhibits A, B and D-H of this Amendment and consist of the following:

(a) Exhibit A: List of the Business Subsidiaries, the Supplier and the Equity Sellers;

(b) Exhibit B: Definitions;

(c) Exhibit D: Employee Matters;

(d) Exhibit E: Assignment and Assumption Agreement;

(e) Exhibit F: Instrument of Cancellation;

(f) Exhibit G: Transaction Accounting Principles; and

(g) Exhibit H: Acquiror Disclosure Schedule.

The Parties acknowledge and agree that this Amendment does not contain an Exhibit C and that the Ancillary Agreements supersede and replace in their entirety their corresponding Exhibits C-1 through C-21 to the Agreement.

21.	The Disclosure Schedule shall be amended and restated in its entirety in the form attached hereto as Schedule A.

22.	The parties acknowledge and agree that the conditions to the Closing set forth in Sections 8.01 and 8.02 of the Agreement have been fulfilled or waived as of the Closing, including the parties have executed letter agreements with respect to Sections 5.22 and 8.02(h) and (i) of the Agreement.

23.	Except as expressly amended and/or superceded by this Amendment, the Agreement shall remain in full force and effect. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement, and this Amendment and the Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement.

        IN WITNESS WHEREOF, GE and the Acquiror have caused this Amendment to be executed on the date first written above by their respective duly authorized officers or attorneys-in-fact.

GENERAL ELECTRIC COMPANY
By /s/ Mark Gleibe
Name: Mark Gliebe
Title: General Manager, GE Motors & Controls
GE Consumer & Industrial
REGAL-BELOIT CORPORATION
By /s/ James L. Packard
Name: James L. Packard
Title: Chairman and Chief Executive Officer

Signature Page to Purchase Agreement Amendment